EXHIBIT 23.2

CONSENT OF HANSEN, BRADSHAW, MALMROSE & ERICKSON, P.C.

We consent to the reference to our firm under the caption “Experts” in the Registration Statement on Form S-3 and related prospectus of Think Partnership Inc. for the shelf registration of an indeterminate number of shares of its common stock as shall have an aggregate initial offering price not to exceed $50,000,000, together with an indeterminate number of warrants to purchase shares of its common stock, or any combination thereof, and to the incorporation therein of our report dated September 30, 2005, with respect to the financial statements of iLead Media, Inc. as of December 31, 2004 and the year then ended.

/s/ Hansen, Bradshaw, Malmrose & Erickson, P.C.
Hansen, Bradshaw, Malmrose & Erickson, P.C.

Bountiful, Utah

January 8, 2007